17 State Street, 5th Floor

New York, New York 10004

November 10, 2022

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Thomas Jones, Staff Attorney

Re:	Adamas One Corp. Registration Statement on Form S-1, as amended File No. 333-265344 REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Alexander Capital, LP, as representative of the underwriters of the offering, hereby joins the request of Adamas One Corp. that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it may become effective at 5:00 pm, Eastern Time, on Monday, November 14, 2022, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that approximately 300 copies of the preliminary prospectus dated November 10, 2022, have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Best Regards,

ALEXANDER CAPITAL, LP

By:	/s/Jonathan Gazdak
Name:	Jonathan Gazdak
Title:	Managing Director-Head of Investment Banking